CHANTICLEER HOLDINGS, INC.

7621 Little Avenue, Suite 414

Charlotte, NC 28226

(704) 366-5122

August 30, 2018

VIA EDGAR CORRESPONDENCE

Justin Dobbie, Legal Branch Chief

Tanya Aldave

Office of Transportation and Leisure

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc.
Registration Statement on Form S-3
Filed July 10, 2018 and amended on each of August 8, 2018, August 16, 2018 and August 28, 2018
File No. 333-226107 (the “Registration Statement”)

Dear Mr. Dobbie and Ms. Aldave:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Chanticleer Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 10 a.m., Eastern time, on Wednesday, September 5, 2018, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHANTICLEER HOLDINGS, INC.,

a Delaware corporation

/s/ Michael D. Pruitt
By:	Michael D. Pruitt
Its:	Chief Executive Officer and Chairman